

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 28, 2008

<u>VIA U.S. MAIL AND FACSIMILE (561-995-4626)</u>

Mr. William J. Reilly
Chief Executive Officer
Sweet Success Enterprises, Inc.
5447 NW 42nd Avenue
Boca Raton FL 33496

> **Re: Sweet Success Enterprises, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 21, 2008**
> **File No. : 0-51542**

Dear Mr. Reilly:

We issued comments to you on the above captioned filing on April 28, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 12, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 12, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel and
Health Care Services